UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogota, March 9, 2018

In February 2018

AVIANCA HOLDINGS AND ITS SUBSIDIARIES CARRIED MORE THAN 2.3 MILLION PASSENGERS

In February 2018, Avianca Holdings and its subsidiaries carried 2,320,638 passengers, a 0.3%

decrease over the same period in 2017.

In February, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) transported 2,320,638 passengers, a decrease of 0.3% compared to February 2017. Capacity, measured in ASKs (available seat kilometers), increased 3.6%, while passenger traffic, measured in RPKs (revenue passenger kilometers), increased 7.6%. The load factor for the month was 83.4%, an Increase of 311 bps compared to the same period of 2017.

Domestic markets in Colombia, Peru and Ecuador

In February, the subsidiary airlines of Avianca Holdings transported within each of these markets a total of 1,336,345 travelers, down 2.3% compared to same period of 2017. Capacity (ASKs) decreased 9.3% while passenger traffic (RPKs) decreased 1.8%. The load factor for the month was 85.9%, an increase of 654 bps compared to the same month of 2017.

International markets

In February, the affiliated airlines of Avianca Holdings transported 984,293 passengers on international routes, went up 2.6% compared to same period of 2017. Capacity (ASKs) increased 6.9%, while passenger traffic (RPKs) increased 10.0%. The load factor for the month was 82.9%, an increase of 233 bps when compared to February 2017.

Operational Statistics	Feb-18	Feb-17	Δ YOY	YTD 2018	YTD 2017	Δ YOY

Avianca Holdings (Cons.)
PAX (K)[1]	2,321	2,327	-0.3%	4,918	4,962	-0.9%
ASK (mm)[2]	3,927	3,789	3.6%	8,339	8,002	4.2%
RPK (mm)[3]	3,275	3,042	7.6%	7,048	6,636	6.2%
Load Factor[4]	83.4%	80.3%	3.1pp	84.5%	82.9%	1.6pp

Domestic Market
PAX (K)[1]	1,336	1,367	-2.3%	2,805	2,879	-2.6%
ASK (mm)[2]	700	772	-9.3%	1,501	1,610	-6.8%
RPK (mm)[3]	601	612	-1.8%	1,274	1,301	-2.1%
Load Factor[4]	85.9%	79.3%	6.5pp	84.9%	80.8%	4.1pp

International Market
PAX (K)[1]	984	960	2.6%	2,114	2,083	1.4%
ASK (mm)[2]	3,227	3,018	6.9%	6,838	6,392	7.0%
RPK (mm)[3]	2,674	2,430	10.0%	5,774	5,335	8.2%
Load Factor[4]	82.9%	80.5%	2.3pp	84.4%	83.5%	1pp

[1]	PAX: Passengers carried
[2]	ASKs: Available Seat Kilometers
[3]	RPKs: Revenue Passenger Kilometers
[4]	Load Factor:Represents utilized seating capacity

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca Holdings S.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A.—Avianca, Tampa Cargo S.A., incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A.—LACSA, incorporated in Costa Rica, Transamérican Airlines S.A.—TACA Perú, incorporated in Perú, Servicios Aéreos Nacionales S.A.—SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, and Isleña de Inversiones S.A. de C.V.—ISLEÑA, incorporated in Honduras.

Investor Relation Office

+ 571-5877700 ext. 1320, 1349

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2018

AVIANCA HOLDINGS S.A.

By:	/s/ Renato Covelo
	Name:	Renato Covelo
	Title:	Vice President Senior General Counsel